

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

September 16, 2016

Rajiv De Silva
President and Chief Executive Officer
Endo International plc
First Floor, Minerva House
Simmonscourt Road, Ballsbridge
Dublin 4, Ireland

  Re: **Endo International plc**
    Form 10-K for Fiscal Year Ended December 31, 2015
    Filed February 29, 2016
    File No. 001-36326

Dear Mr. De Silva:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Mary Beth Breslin for

        Suzanne Hayes
        Assistant Director
        Office of Healthcare and Insurance